AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO.  26864
FOR THE QUARTER ENDED DECEMBER 31, 1998

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in ExemptWholesale Generators (EWG) and Foreign Utility Companies (FUCO)

EWG - None

FUCO - Total Investment       $810,049,000

Components of statement of aggregate investment in FUCO is filed under confidential treatment pursuant to Rule 104(b).

2)   Aggregate Investment as a Percentage of the Following Items

                            (in thousands)              %

Total Capitalization          $12,638,108*             6.4%
Net Utility Plant              11,729,870              6.9%
Total Assets                   19,483,202              4.2%
Market Value of Common Equity   9,027,363              9.0%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)   Consolidated Capitalization Ratio

                              (in thousands)              %

Short-term Debt               $   616,604
Long-term Debt                  7,006,117*
  Total Debt                    7,622,721             60.3%

Preferred Stock                   173,607              1.4%

Common Stock                    1,305,307
Paid-in Capital                 1,852,912
Retained Earnings               1,683,561
  Total Common Equity           4,841,780             38.3%

Total Capitalization          $12,638,108            100.0%

* Includes Long-term Debt Due Within One Year.

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AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
             FOR THE QUARTER ENDED DECEMBER 31, 1998

4)   Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share               $47-1/16
Book Value per Share                         $25.24

Market-to-book Ratio of Common Stock           186.5%


5)   Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)   Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's are filed under confidential treatment pursuant to Rule 104(b):

     Yorkshire Electricity Group plc
     Nanyang General Light Electric Co., Ltd.
     Pacific Hydro Ltd.